UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 23, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933 AND
THE SECURITIES EXCHANGE ACT OF 1934

Zillow, Inc.

File Nos. 333-173570 & 001-35237- CF#31342

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Zillow, Inc. submitted an application under Rule 406 of the Securities Act and Rule 24b-2 of the Securities Exchange Act requesting an extension of prior grants of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on April 18, 2011, as amended on June 20, 2011 and as modified by the same contract but refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 6, 2013; a Form 10-Q filed on May 4, 2012; and a Form 10-Q filed on August 9, 2012.

Based on representations by Zillow, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.11	S-1	April 18, 2011	February 29, 2016
10.1	10-Q	May 4, 2012	February 29, 2016
10.2	10-Q	May 4, 2012	February 29, 2016
10.3	10-Q	August 9, 2012	February 29, 2016
10.1	10-Q	August 6, 2013	February 29, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary